FILED BY GREENPOINT FINANCIAL CORP.
                       PURSUANT TO RULE 425 UNDER THE SECURITIES ACT OF 1933 AND DEEMED FILED PURSUANT TO RULE 14A-12 OF THE SECURITIES EXCHANGE ACT OF 1934

                                     SUBJECT COMPANY: GREENPOINT FINANCIAL CORP.
                                                     COMMISSION FILE NO. 0-22516


The following letter was included as part of the Annual Report of GreenPoint Financial Corp. prepared in connection with the annual stockholder meeting of GreenPoint Financial Corp.


A LOOK BACK AND A LOOK AHEAD
         2003 was a very special year for GreenPoint for a number of reasons. First and foremost, GreenPoint achieved record earnings per share of $3.78, with each of our businesses performing very well. But 2003 was also special for two very different reasons. First, it marked our tenth year as a public company. During the past ten years, GreenPoint has achieved a remarkable degree of success and I think it is appropriate to review the progress we have made. At the same time, 2003 will be our final year as an independent company. In February 2004, we signed an agreement to be acquired by North Fork Bancorporation. I want to talk to you about each of these issues, starting with a review of this past year.
         During 2003, GreenPoint performed very well in a year that presented some unusual challenges to each of our two primary businesses. As the interest rate environment changed rapidly and dramatically at the beginning of the third quarter, the performance of the Company demonstrated quite clearly the benefits of the complementary nature of our mortgage and retail banking businesses.
         Overall, we reported record earnings per share of $3.78, an increase of 2% over the results of 2002. This growth follows very strong increases in earnings in the two previous years. Earnings per share grew 60% from 2000 to 2001, and 23% from 2001 to 2002. The result is a compound annual growth rate in earnings per share of

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26% over the past three years, 23% over five years, and 19% since we went public. This is a record few companies can match.

         RETURN ON AVERAGE EQUITY
         2000:  12.6%
         2001:  18.8%
         2002:  27.3%
         2003:  25.3%

         In 2003, GreenPoint once again excelled in the two most important measures of profitability, with a 2% return on assets and a 25% return on equity. On a comparative basis among the fifty largest banking companies in the country, GreenPoint was the 38th largest as measured by total assets, but second best in return on assets and third best in return on equity.
         Our remarkable performance over the last three years was driven largely by a very low interest rate environment in which the mortgage industry reached unprecedented levels of origination volume for purchases of homes as well as refinancing of existing mortgages. As a result, GreenPoint's mortgage revenues reached another new peak, and accounted for more than 60% of total Company revenues. At the same time, however, low interest rates reduced the value of our retail banking deposits, causing revenues in this business to decline.

                                       ***

         GREENPOINT'S PROFITABILITY, AS MEASURED BY RETURN ON EQUITY, WAS THIRD BEST AMONG THE FIFTY LARGEST BANKING COMPANIES IN THE COUNTRY.

                                       ***


MORTGAGE BANKING
         During the first half of 2003, as the country experienced interest rates lower than any that had been seen in the last 45 years, the mortgage business continued to originate new loans at a record pace. Originations slowed during the second half of the year as interest rates rose, but overall we achieved record origination volume of $39 billion compared to $33 billion during 2002 and $26 billion in 2001.

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         Fueled by these extraordinarily low interest rates, GreenPoint Mortgage benefited enormously from the refinancing boom, as well as the strongest home-buying market in history, in two ways. First, we were successful in originating a large volume of conventional jumbo loans at very attractive sale margins. Second, the rapid repayment of existing loans, resulting from all of the refinancing activity, increased the value of our specialty loans to investors because of their slower prepayment characteristics. As a result, we were able to obtain very attractive sale margins for these loans, an average of three to five times higher than the sale margins for agency loans purchased by Fannie Mae and Freddie Mac.


CREDIT QUALITY
         The credit quality of GreenPoint's portfolio of mortgage loans held-for-investment remained strong. Credit losses were only 4 basis points, or four one-hundredths of a percent, on a held-for-investment portfolio of nearly $10 billion.
         The loans in our portfolio have a very high average credit score (714 FICO score), placing them solidly in the "A" quality category. 85% of the loan portfolio consists of one-to-four family residential loans, and more than 80% are owner occupied. The average loan amount is only $198,000. The average loan to value ratio, based on original appraisals, is only 59%. This means that borrowers have a great deal of equity in their homes and will go to great lengths not to lose them. If we do have to foreclose and take title to a property, the loss is rarely significant. As a result, our credit losses have averaged less than ten basis points over the last five years, and I expect they will continue to be very low.

                                       ***

         ALL OF OUR CONSTITUENCIES HAVE BENEFITED FROM OUR SUCCESS: OUR CUSTOMERS, OUR COMMUNITIES AND OUR EMPLOYEES, AS WELL AS OUR SHAREHOLDERS.

                                       ***


RETAIL BANKING
         The operating performance of our retail banking business throughout the year was also outstanding. We achieved continued strong growth in core deposits, an increase of 25% over 2002, and fee income, an increase of 23%. The continued

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growth in core deposits was based on the same set of factors that led to our strong growth in 2002 -- a strong sales culture supported by effective marketing programs, a state-of-the-art customer management system and aggressive promotion of free checking accounts. This led to a core deposit increase of 19% in our original 73 branches. Few banks can match this level of core deposit growth.
         This growth was supplemented by our branch expansion and small business banking programs. We opened 16 new branches between September 2002 and the end of 2003. Deposits in our new branches increased from $65 million at the end of 2002 to $588 million at the end of 2003. More importantly, the new branches were becoming profitable more rapidly than we had anticipated. Compared to our original projections of 18 months, our new branches were hitting the breakeven point in an average of 8 months.
         Similarly, our small business banking program gained momentum during 2003, with core deposits increasing from $79 million at the end of 2002 to $274 million at the end of 2003.
         Overall, core deposits have increased at a compound annual growth rate of 23% over the last four years. Core deposits are the key to building strong customer relationships that result in long-term, loyal and profitable customers.


          EARNINGS PER SHARE - DOLLARS

          2000: $1.87
          2001: $3.00
          2002: $3.69
          2003: $3.78

                                       ***

         OUR AVERAGE ANNUAL RETURN TO SHAREHOLDERS SINCE OUR IPO HAS BEEN 21%.

                                       ***

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         Despite the excellent operating performance, the same low interest rate environment in the first half of the year that created ideal mortgage origination conditions led to reduced overall revenue for the retail banking business. Our net interest margin, which measures the spread between the yield we receive on our assets and the rates we pay our depositors, was compressed, as high yielding loans on our balance sheet were replaced with lower yielding loans, and deposit rates were effectively approaching a floor. As a result, our retail banking revenues were declining.
         When interest rates spiked up 100 basis points at the beginning of the third quarter, two things happened. First, the long anticipated end of the refinance boom finally occurred, and mortgage origination volumes declined rapidly. Following a transition period during the third quarter, the retail banking business began offsetting the declines in mortgage banking revenues, as our net interest margin expanded due to increasing loan yields and stable deposit rates.
         As a result of the complementary balance of our mortgage and retail banking businesses, our overall earnings for the year increased.


DISCONTINUED BUSINESS
         GreenPoint Credit, our manufactured housing lending business, is operated as a discontinued business. As such, its results are reported separately. During 2003, this business continued to operate according to the business plan that was established at the time we discontinued the business at the end of 2001.
         We have now had eight consecutive quarters in which the business has operated according to plan. I remain confident that the risks associated with this business are well contained.


RETURNING CAPITAL TO SHAREHOLDERS
         During 2003, GreenPoint continued to return capital to shareholders in the form of dividends and share repurchases. We repurchased 11% of our outstanding shares at a cost of $472 million dollars and paid out $110 million in dividends. We increased the dividend twice, for a total of 44% in 2003.
         Because of GreenPoint's extraordinary profitability, we were able to accomplish this while maintaining a very strong capital position. Given our relatively low

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price/earnings multiple and high return on equity, repurchasing GreenPoint stock was the best investment available to us.
         In fact, that has been true throughout most of our ten years as a public company. Since our IPO on January 28, 1994, we have repurchased more than 83 million shares at a cost of more than $1.8 billion.


A LOOK BACK
         GreenPoint has had a long and proud tradition as a growing and profitable institution. Chartered in 1868 to serve the residents of the GreenPoint neighborhood of Brooklyn, GreenPoint became one of the largest thrifts in the New York metro area, and indeed, in the country, by combining a focus on meeting the needs of depositors in the neighborhoods in which the bank had branches, and the special mortgage needs of homeowners throughout the New York area who did not "fit the mold" of a traditional borrower with a long credit history and stable income.
         125 years later, GreenPoint became a public company, and was able to expand its deposit franchise in the New York area and create a platform for introducing its specialty mortgages throughout the country. In addition to building our business, GreenPoint also worked hard to help our local communities. We created the first thrift-based Community Development Corporation, as well as GreenPoint Foundation, which, at the time, was the largest charitable foundation established by a thrift. We successfully pioneered a number of trails, and we have, as they say, come a long way.
         Now, ten years later and 135 years since our founding, we increased not just the size of the Company and our level of community support, but, more importantly, our profitability. In the process, all of our constituencies have benefited: our customers, our communities, our employees, as well as our shareholders. It is very gratifying that many of our shareholders are also our depositors, employees and members of our communities.
         In 1993, GreenPoint was a $7 billion asset company with 24 branches and mortgage originations of approximately $1 billion. We earned approximately $100 million that year. Ten years later, in 2003, we had $23 billion in assets, 90 branches and mortgage originations of nearly $40 billion, and we earned almost $500 million.

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         The price of a share of GreenPoint stock at our Initial Public Offering was $5.00 per share (adjusted for two stock splits). On December 31, 2003, our share price was over $35, more than seven times the original price. Including dividends, the total return to shareholders was 600%, or an average annual return of 21%.
         During our first ten years as a public company, GreenPoint significantly outperformed the Dow Industrials, the S & P 500 and the NASDAQ.


A LOOK AHEAD
         On February 16, we announced that GreenPoint is being acquired by North Fork Bancorporation. Following years of performance that placed GreenPoint consistently in the top decile of the 50 largest banks in the country for measures of profitability, credit quality and efficiency while having one of the lowest price-to-earnings ratios, it was the judgment of the Board of Directors that a merger with North Fork would be the best way to maximize long-term shareholder value. North Fork has also been an extremely high performing bank. In fact, GreenPoint and North Fork have often exchanged places within the top decile of the 50 largest banks on measures of profitability. By placing our high growth, high profit, mortgage company inside what will be a much larger company, we believe we will lessen investor concerns about the impact of the cyclical nature of the mortgage business on the total company profitability.
         As always, I would like to thank my fellow GreenPoint employees for all of their great work in creating one of the most profitable banking organizations in the country. As a testament to the strength of the brand we have built, North Fork intends to retain the GreenPoint name for both the mortgage company and part of the retail branch system.
         Finally, I would like to thank our shareholders for their support over the years. I am confident that the combination of North Fork and GreenPoint under the North Fork banner will continue to yield high levels of profitability and return to shareholders.

         /S/ THOMAS S. JOHNSON

                                       ***

         IT WAS THE JUDGMENT OF THE BOARD OF DIRECTORS THAT A MERGER WITH NORTH FORK

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WOULD BE THE BEST WAY TO MAXIMIZE LONG-TERM SHAREHOLDER VALUE.

                                       ***


Stockholders are urged to read the joint proxy statement/prospectus regarding the proposed transaction when it becomes available because it will contain important information. Stockholders will be able to obtain a free copy of the joint proxy statement/prospectus, as well as other filings containing information about North Fork and GreenPoint, without charge, at the Securities and Exchange Commission's internet site (http://www.sec.gov). Copies of the joint proxy statement/prospectus and the filings with the Securities and Exchange Commission that will be incorporated by reference in the joint proxy statement/prospectus can also be obtained, without charge, by directing a request to North Fork Bancorporation, Inc., 275 Broadhollow Road, Melville, NY 11747; Attention: Corporate Secretary, 631-844-1252; or GreenPoint Financial Corp., 90 Park Avenue, New York, New York 10016; Attention: Richard Humphrey, 212-834-1201.

The respective directors and executive officers of North Fork and GreenPoint and other persons may be deemed to be participants in the solicitation of proxies in respect of the proposed merger. Information regarding North Fork's directors and executive officers is available in its proxy statement filed with the Securities and Exchange Commission by North Fork on March 21, 2003, and information regarding GreenPoint's directors and executive officers is available in its proxy statement filed with the Securities and Exchange Commission by GreenPoint on March 28, 2003. Other information regarding the participants in the proxy solicitation and a description of their direct and indirect interests, by security holdings or otherwise, will be contained in the joint proxy statement/prospectus and other relevant materials to be filed with the Securities and Exchange Commission when they become available.

This filing contains forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. Such statements include, but are not limited to, statements about the benefits of the merger between North Fork Bancorporation, Inc. ("North Fork") and GreenPoint Financial Corp. ("GreenPoint"), including future financial and operating results, North Fork's plans, objectives, expectations and intentions and other statements that are not historical facts. Such statements are based upon the current beliefs and expectations of North Fork's and GreenPoint's management and are subject to significant risks and uncertainties. Actual results may differ from those set forth in the forward-looking statements. The following factors, among others, could cause actual results to differ from those set forth in the forward-looking statements: the ability to obtain governmental approvals of the merger on the proposed terms and schedule; the failure of North Fork and GreenPoint stockholders to approve the merger; the risk that the businesses will not be integrated successfully; the risk that the cost savings and any revenue synergies from the merger may not be fully realized or may take longer to realize than expected; disruption from the merger making it more difficult to maintain relationships with clients, employees or suppliers; increased competition and its effect on pricing, spending, third-party relationships and revenues; the risk of new and changing regulation in the U.S. and internationally. Additional factors that could cause North Fork's and GreenPoint's results to differ materially from those described in the forward-looking statements can be found in the 2003 Annual Reports on Forms 10-K of North Fork and GreenPoint, and in the Quarterly Reports on Form 10-Q of North Fork and GreenPoint filed with the Securities and Exchange Commission and available at the Securities and Exchange Commission's internet site (http://www.sec.gov). The forward-looking statements in this filing speak only as of the date of the filing, and neither North Fork nor GreenPoint assumes any obligation to update the forward-looking statements or to update the reasons why actual results could differ from those contained in the forward-looking statements.

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